Name of Registrant:
Templeton Global Investment Trust

File No. 811-08226

Exhibit Item No. 77C Matter Submitted to a Vote of Security Holders

For Templeton Global Balanced Fund, formerly Templeton Income Fund

A Special Meeting of Shareholders of Templeton Global Balanced Fund a series of Templeton Global Investment Trust (the "Fund") was held at the Fund's offices, 100 Fountain Parkway N., St. Petersburg, Florida, on June 10, 2011. The purpose of the meeting was to approve an amendment to the Fund's fundamental investment goal to clarify that the Fund seeks both income and capital appreciation. No other business was transacted at the meeting.

The results of the voting at the meeting are as follows:

Proposal: To approve an amendment to the Fund's fundamental investment goal to clarify that the Fund seeks both income and capital appreciation:


                       % of Outstanding        % of Shares Present and
      Shares Voted          Shares	        Voting at the Meeting
For       176,283,685        44.55%                    87.38%
Against     2,582,560         0.65%                     1.28%
Abstain    22,878,040         5.78%                    11.34%
Total     201,744,285        50.98%                   100.00%